October 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Financial Services II
Division of Corporation Finance

Re:	KB Financial Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2014 filed on April 29, 2015

File No. 000-53445

Dear Ms. Hayes:

Reference is made to your letter dated September 28, 2015 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the Commission on April 29, 2015 (the “Annual Report”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5.B. Liquidity and Capital Resources, page 140

1.	We note the discussion of your liquidity beginning on page 140 and liquidity risk management on page 196. Please consider providing tabular disclosure that summarizes encumbered and unencumbered assets by balance sheet category, including collateral received that may be redeployed.

In response to the Staff’s comment, the Company will include in its future filings, beginning with its annual report on Form 20-F for fiscal year 2015, tabular disclosure that summarizes encumbered and unencumbered assets by balance sheet category. While the Company has not yet determined the exact form that such tabular disclosure should take, it expects that the disclosure will be substantially in the form presented below. In creating the form below, the Company consulted the European Banking Authorities’ guidelines on disclosure of encumbered and unencumbered assets published on June 27, 2014.

Suzanne Hayes

Securities and Exchange Commission, p. 2

Encumbered and unencumbered assets

December 31, 2015
(In billions of Won)
	Assets	Encumbered assets (1)	Unencumbered assets
On-balance sheet			Readily available (2)	Other
Cash and due from financial institutions	~~W~~
Financial assets at fair value through profit or loss
Derivative financial assets
Loans
Financial investments
Investments in associates and joint ventures
Property and equipment
Investment property
Intangible assets
Current income tax assets
Deferred income tax assets
Assets held for sale
Other assets

Total on-balance sheet	~~W~~

December 31, 2015
(In billions of Won)
	Assets	Encumbered assets (1)	Unencumbered assets
Off-balance sheet			Readily available (2)	Other

Fair value of securities accepted as collateral	~~W~~

Total off-balance sheet

Notes:

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 179

Operational Risk Management, page 197

2.	We note the disclosures that you have made in your Risk Factors section and elsewhere regarding the widespread data breach in your credit card business and the alleged issues with Kookmin Bank’s internal controls. Please tell us how these incidents have affected your operational risk management.

Following the incidents noted in the Staff’s comment, the Company has endeavored to strengthen its overall information security and internal control systems and enhance its measurement and monitoring of operational risk.

(1)	Management of IT system operation risk

In order to better manage its IT system operation risk and to prevent the recurrence of data breaches, the Company has implemented a number of measures at Kookmin Bank and KB Kookmin Card.

Suzanne Hayes

Securities and Exchange Commission, p. 3

In particular, at Kookmin Bank, the Company has taken steps to:

•	improve computer security by establishing a comprehensive security system aimed at detecting and responding to internal and external threats to its IT system and by implementing network segregation on the computers of all employees so that Intranet and Extranet functions are segregated;

•	enhance protection of customer data by using personal identification numbers internally generated and managed by Kookmin Bank in all customer financial transactions, in lieu of the resident registration numbers of its customers, and by amending approximately 1,100 forms and templates to minimize collection of potentially sensitive customer data; and

•	strengthen organizational capabilities in the area of information protection by appointing a chief information security officer (CISO), who is responsible for ensuring protection of information assets and technologies and reducing IT risks, as well as by implementing various year-round education programs and training sessions designed to raise the information security awareness of both management and employees.

At KB Kookmin Card, the Company has taken steps to:

•	strengthen its information security infrastructure by implementing a Webshell (a script that allows remote administration of a server) detection and protection solution to prevent attacks on its website and a wireless intrusion prevention system to prevent unauthorized access to local networks and information by wireless devices, as well as an anti-photography system to prevent information leaks via photographs taken with smartphones;

•	reorganize and expand the group dedicated to the protection of customer information from its previous two teams comprising 13 full-time employees to four teams comprising 28 full-time employees;

•	strengthen its operational processes and procedures for customer information protection, such as prohibiting the use of portable storage devices within the premises, requiring managerial approval for all documents sent externally, including via email, and continuously monitoring compliance with data protection policies, including through spot inspections of each department; and

•	implement organization-wide training and education, including through programs operated by external institutions, to effectively raise information security awareness among employees and to develop industry-leading information security experts.

In addition, in 2014, the Company procured new information security and privacy liability insurance coverage to help protect it against liability for damages resulting from data breaches.

Suzanne Hayes

Securities and Exchange Commission, p. 4

(2)	Internal control system

In order to strengthen its overall internal control system, the Company formed a task force to test and improve its organization-wide internal controls. The Company has since implemented regular staff rotation and a mandatory leave policy for employees in certain high-risk categories to safeguard against fraud and to check for weaknesses in internal controls. In addition, the Company has activated an external whistleblower “ombudsman” channel to encourage whistleblowing and voluntary reporting of fraudulent behavior, and has raised the amount of its employee whistleblower reward from Won 500 million to Won 1 billion.

Furthermore, the Company formed a task force to strengthen its overall governance and oversight of overseas branches. The Company has increased the frequency as well as the intensity of its internal audit of overseas branches, including by designating expert auditors for overseas branches and by conducting internal audits designed especially to check key risks identified for each overseas branch. In addition, the Company has established selection criteria for overseas branch head positions and created a pool of candidates, thereby increasing the efficacy and transparency of the selection process. The Company has also improved lending procedures at its overseas branches by amending relevant lending policies and guidelines and reducing the authority of branch heads. Particularly with respect to the Tokyo Branch of Kookmin Bank, in redesigning the performance evaluation criteria for the branch, higher priority has been assigned for improved asset quality and effectiveness of risk management.

In addition, the Company established a “New Ethical Management Implementation Program” designed to promote an ethical organizational culture, and is seeking continuously to communicate its commitment to ethical management principles through various channels. The Company also plans to continue to carry out expanded training and education relating to ethical management principles for both management and employees.

(3)	Measurement and monitoring of operational risk

The Company’s Risk Management Department monitors operational risks through the use of tools such as key risk indicators and risk control self-assessments, and advises relevant business departments with respect to the review of and suggested improvements on related operational processes and procedures. The Risk Management Department has developed new key risk indicators relating to customer data protection, which are being applied and monitored at all domestic branches and offices. In addition, in order to strengthen risk management for its overseas operations, the Company has established a risk control self-assessment system for overseas branches, pursuant to which all employees (including locally hired staff) of such branches are required to perform a risk control self-assessment on a quarterly basis. The Company plans to develop key risk indicators for overseas branches and implement them in the second half of this year. Furthermore, the Company regularly monitors operational risks related to new businesses as well as existing operating processes and seeks to develop appropriate new key risk indicators and risk control self-assessment measures on an ongoing basis.

Suzanne Hayes

Securities and Exchange Commission, p. 5

Note 6.5 – Transfer of Financial Assets, page F-85

Securities Under Repurchase Agreements and Loaned Securities, page F-89

3.	We note your disclosure of securities under repurchase agreements and loaned securities as of December 31, 2014 and 2013 on page F-89. Please tell us, and revise future filings as appropriate, how the amounts on page F-89 reconcile to the offsetting disclosure amounts on page F-91 for your repurchase agreements, securities lending and similar agreements, as well as how these disclosures reconcile to the assets pledged as collateral disclosures on pages F-93-F-94.

As a preliminary matter, the Company notes the following with respect to its securities borrowing and lending transactions:

•	In securities borrowing transactions, the Company borrows securities from third parties and provides financial assets as collateral in connection therewith. With respect to amounts of borrowed securities under securities borrowing agreements, the Company does not record such amounts at the time of the transaction but recognizes them as liabilities at the time of sale of such borrowed securities by the Company. Financial assets provided as collateral by the Company to third parties in connection with securities borrowing transactions are disclosed in the notes to the Company’s financial statements as assets pledged as collateral under IFRS 7 Financial Instruments: Disclosures.

•	In securities lending transactions, the Company loans securities to third parties, who in turn provide financial assets as collateral to guarantee the return of the loaned securities to the Company by such third parties. With respect to amounts of loaned securities under securities lending agreements, the Company continues to recognize them as assets that have been transferred but are not derecognized under IAS 39 Financial Instruments: Recognition and Measurement. However, financial assets provided as collateral by third parties in connection with securities lending transactions are not recognized by the Company as assets or liabilities under IAS 39 and are not disclosed in the notes to the Company’s financial statements as assets pledged as collateral under IFRS 7.

The Company further notes that it has disclosed: (i) on page F-89, transferred financial assets that are not derecognized under IFRS 7; (ii) on pages F-90 and F-91, offsetting disclosures for financial assets and liabilities under IFRS 7; and (iii) on pages F-93 and F-94, the carrying amount of financial assets it has pledged as collateral for liabilities and contingent liabilities under IFRS 7.

(1)	Reconciliation of amounts for securities under repurchase agreements and loaned securities disclosed on page F-89 to the offsetting amounts for repurchase agreements, securities lending and similar agreements disclosed on page F-91

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2015, to further break down the line item “Repurchase agreements, securities lending and similar agreements” on page F-91 to “Repurchase agreements” and “Securities borrowing agreements” as presented in the table below, where the amounts for securities under repurchase agreements disclosed on page F-89 will reconcile to the offsetting amounts for repurchase agreements disclosed on page F-91.

Suzanne Hayes

Securities and Exchange Commission, p. 6

The tabular disclosure on page F-91, as revised, would be as follows:

	2013
			Gross amounts of		Net amounts of		Non-offsetting amount
	Gross amounts of recognized financial liabilities		recognized financial assets offset in the statement of financial position		financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
	(In millions of Korean won)
Derivatives held for trading	~~W~~	1,579,878	~~W~~	—	~~W~~	1,579,878	~~W~~	(992,164)	~~W~~	—	~~W~~	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Repurchase agreements (1)		608,156		—		608,156		(608,156)		—		—
Securities borrowing agreements		196,570		—		196,570		(196,570)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

Total	~~W~~	21,599,794	~~W~~	(15,637,526)	~~W~~	5,962,268	~~W~~	(5,015,095)	~~W~~	—	~~W~~	947,173

	2014
			Gross amounts of		Net amounts of		Non-offsetting amount
	Gross amounts of recognized financial liabilities		recognized financial assets offset in the statement of financial position		financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
	(In millions of Korean won)
Derivatives held for trading	~~W~~	1,765,781	~~W~~	—	~~W~~	1,765,781	~~W~~	(1,323,749)	~~W~~	—	~~W~~	442,032
Derivatives held for hedging		21,147		—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase agreements (1)		1,019,071		—		1,019,071		(1,019,071)		—		—
Securities borrowing agreements		784,892		—		784,892		(784,892)		—		—
Other financial instruments		16,724,449		(16,483,341)		241,108		(122,797)		—		118,311

Total	~~W~~	22,658,574	~~W~~	(16,483,341)	~~W~~	6,175,233	~~W~~	(5,595,638)	~~W~~	—	~~W~~	579,595

(1)	Includes repurchase agreements sold to customers.

The Company notes that, for greater clarity, the line item “Repurchase agreements, securities lending and similar agreements” on page F-91 will be revised as “Repurchase agreements, securities borrowing and similar agreements” and that footnote (2) to the table appearing on page F-91 will be deleted. Similarly, for greater clarity, the line item “Reverse repurchase, securities borrowing and similar agreements” on page F-90 will be revised as “Reverse repurchase, securities lending and similar agreements.” The Company will make the appropriate revisions in its future filings, beginning with its annual report on Form 20-F for fiscal year 2015.

Suzanne Hayes

Securities and Exchange Commission, p. 7

(2)	Reconciliation of amounts for securities under repurchase agreements and loaned securities disclosed on page F-89 to the amounts for assets pledged as collateral disclosed on pages F-93 and F-94

The amounts for securities under repurchase agreements and loaned securities disclosed on page F-89 do not reconcile to the amounts for assets pledged as collateral disclosed on pages F-93 and F-94, for the following reasons.

When pledging assets as collateral for repurchase agreements, the Company pledges additional assets as collateral in anticipation of additional repurchase agreements that it may enter into. Such excess collateral allows the Company to enter into repurchase agreements with counterparties on a timely on-demand basis to meet customer activity and demands. Such assets pledged as collateral for repurchase agreements are disclosed on pages F-93 and F-94. Of the total amounts pledged as collateral for sales of securities under repurchase agreements, however, the Company records as the carrying amounts of transferred assets for repurchase agreements (disclosed on page F-89) only those assets that have been provided as collateral pursuant to actual execution of sales of securities under repurchase agreements. Therefore, the amounts for assets pledged as collateral for repurchase agreements disclosed on pages F-93 and F-94 are greater than the carrying amounts of transferred assets for repurchase agreements disclosed on page F-89.

Suzanne Hayes

Securities and Exchange Commission, p. 8

The table below presents a breakdown of the amounts for assets pledged as collateral for sales of securities under repurchase agreements disclosed on pages F-93 and F-94 to reconcile the carrying amounts of transferred assets for repurchase agreements disclosed on page F-89 to the amounts for assets pledged as collateral pursuant to executed repurchase agreements.

		2013
Assets pledged	Pledgee	Executed (A)	Not yet executed (B)	Carrying amount (C=A+B)	Collateralized amount	Reason for pledge
				(In millions of Korean won)
Financial assets held for trading	Korea Securities Depository and others	336,154	—	336,154	329,391	Repurchase agreements and similar agreements
Held-to-maturity financial assets	Korea Securities Depository and others	313,155	3,263,897	3,577,052	3,572,000	Repurchase agreements and similar agreements

		649,309	3,263,897	3,913,206	3,901,391

		2014
Assets pledged	Pledgee	Executed (A)	Not yet executed (B)	Carrying amount (C=A+B)	Collateralized amount	Reason for pledge
				(In millions of Korean won)
Financial assets held for trading	Korea Securities Depository and others	999,412	—	999,412	960,368	Repurchase agreements and similar agreements
Held-to-maturity financial assets	Korea Securities Depository and others	81,392	1,379,540	1,460,932	1,452,000	Repurchase agreements and similar agreements

		1,080,804	1,379,540	2,460,344	2,412,368

With respect to loaned securities disclosed on page F-89, such securities were loaned under a securities lending agreement to a third party and not provided as collateral. Consequently, such amounts of loaned securities disclosed on page F-89 are not included in the amounts of assets pledged as collateral disclosed on pages F-93 and F-94. With respect to financial assets that a third party had provided as collateral in connection with the Company’s loaned securities to the third party, such financial assets are not recognized as assets or liabilities under IAS 39 and are not included as assets pledged as collateral on pages F-93 and F-94, which amounts include assets that the Company had provided as collateral, not those that a third party had provided as collateral.

The Company notes that on pages F-93 and F-94, where the reason for pledge is provided as “Securities lending transaction,” it will be revised, for greater clarity, as “Securities borrowing transaction,” and the Company will make such revisions in its future filings, beginning with its annual report on Form 20-F for fiscal year 2015.

*      *      *      *       *

Suzanne Hayes

Securities and Exchange Commission, p. 9

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Kyu Sul Choi of the Company’s Investor Relations Department at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfg.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (822) 6353-8010 (fax: (822) 6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Jong-Hee Yang

Jong-Hee Yang

Deputy President

cc:	Eric Envall

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP